Exhibit 99.3

01 - Jeffrey O. Parry * For Withhold 21DV *To serve as Class II directors until the 2027 Annual Meeting of Shareholders. 02 - Christina Tamourea * For Withhold Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 040ZGD + + A Proposals — The Board of Directors recommends a vote FOR all nominees and FOR Proposal 2. 2. To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024 1. Election of Directors: For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Annual Meeting Proxy Card MMMMMMMMM 622032 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMMMMMMM MMMMMMM 000001MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext

Annual Meeting of Shareholders – September 12, 2024 Proxy Solicited On Behalf of the Board of Directors The undersigned shareholder(s) hereby appoint(s), Athanasios Feidakis and Olga Lambrianidou, and each of them individually, as proxies for the undersigned, each with full power of substitution and re-substitution, to represent the undersigned and to vote, as designated on the reverse side hereof, all shares of common stock of GLOBUS MARITIME LIMITED (the “Company”) that the undersigned is/are entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Thursday, September 12, 2024 at 11:00 a.m. local time at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 16674 Glyfada, Attica Greece and at any and all adjournments or postponements thereof. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL ONE AND PROPOSAL TWO, AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW. PLEASE SIGN ON REVERSE Proxy — Globus Maritime Limited q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q C Non-Voting Items + + Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting.